

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2020

James S. Byrd, Jr.
Chief Executive Officer
Legion Capital Corporation
301 E. Pine Street
Suite 850
Orlando, FL 32801

> **Re: Legion Capital Corporation**
> **Post-Qualification Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 20, 2020**
> **File No. 024-11123**

Dear Mr. Byrd:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance